

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 10, 2016

<u>Via E-mail</u>
John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

      Re: **The New Home Company Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 1-36283

Dear Mr. Stephens:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ John Cash, *for*

              Terence O'Brien
              Accounting Branch Chief
              Office of Manufacturing and Construction